# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blaize Holdings, Inc, CIK 0001871638
CUSIP: 092915107
Title of class of securities: Common Stock, par value of 0.0001 per share
Address of issuer's principal executive offices: 4659 Golden Foothill Parkway, Suite 206, El Dorado Hills, United States (X1), 95762
Date of event which requires filing of this statement: 03/26/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001734955

## Reporting persons
- DENSO International America, Inc: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- DENSO Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Blaize Holdings, Inc
Address of issuer's principal executive offices: 4659 Golden Foothill Parkway, Suite 206, El Dorado Hills, CA 95762

## Item 2. Person Filing
Name of person filing:
DENSO International America, Inc
DENSO Corporation
Address of principal business office or, if none, residence:
DENSO International America, Inc
24777 DENSO Drive, Southfield, MI 48086

DENSO Corporation
1-1, Showa-cho, Kariya, Aichi 448-8661, Japan
Citizenship: DENSO International America, Inc: Delaware; DENSO Corporation: Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- DENSO International America, Inc: Jon Canty, Vice President, Legal (05/08/2026)
- DENSO Corporation: Yuko Takagaki, General Manager of Finance and Accounting (05/08/2026)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.